JOHN HANCOCK FUNDS II

CLASS R2 SHARES

SERVICE PLAN

December 16, 2011

Article I. This Plan

This Service Plan (the “Plan”) sets forth the terms and conditions on which John Hancock Funds II (the “Trust”) on behalf of each series of the Trust (each a “Fund,” collectively the “Funds”), on behalf of its Class R2 shares, as applicable, will, after the effective date hereof, pay certain amounts to brokers, plan administrators or other intermediaries (“Service Organizations”) for providing certain account administration services to participants in retirement plans that are beneficial owners of such Class R2 shares. Such compensation may be made directly to such Service Organizations or may be paid to John Hancock Funds, LLC (the “Distributor”) to cover payments that the Distributor has made to Service Organizations on behalf of the Funds. This Plan is not intended to compensate Service Organizations for distribution activities or expenses primarily intended to result in the sale of Class R2 shares of the Funds; however, this Plan is being adopted and operated in accordance with Rule 12b-1, as from time to time amended (the “Rule”), under the Investment Company Act of 1940, as amended (the “1940 Act”), in the event that the Plan shall be deemed to constitute the financing of distribution by a Fund of its Class R2 shares.

This Plan applies to the Funds listed on Schedule A attached hereto, as such Schedule may be amended from time-to-time to remove or add series in the future.

Article II. Services and Payments

Pursuant to the Plan, the Funds may enter into agreements with the Distributor, or with Service Organizations that administer or provide services to retirement plans that purchase Class R2 shares of the Funds (“Service Agreements”). Under such Service Agreements, the Service Organizations may provide, or the Distributor may compensate a Service Organization for providing, one or more of the following services: (a) acting, directly or through an agent, as the shareholder of record and nominee for all plan participants; (b) establishing and maintaining account records for each plan participant who beneficially owns Class R2 shares of a Fund: (c) providing facilities to process orders to purchase, redeem and exchange Class R2 shares on behalf of plan participants, and handle the transmission of funds representing the purchase price or redemption proceeds; and (d) addressing plan participant questions regarding their accounts and a Fund. In the event that the Service Agreement with a Service Organization does not provide for the provision of one or more of the services listed above, including sub-transfer agent or omnibus account services, the Funds may compensate such Service Organization or one of its affiliates for providing such excluded services pursuant to a separate arrangement between the Funds and the Service Organization.

The amount of compensation payable to the Service Organization during any one year for services under a Service Agreement adopted under the Plan with respect to Class R2 shares of a Fund will not exceed 0.25% of the average daily net assets of the Fund attributable to Class R2 shares attributable to such Service Organization. Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a Service Organization’s receipt of compensation paid by a Fund in connection with the investment of fiduciary funds in Class R2 shares. Service Organizations are urged to consult legal advisers before investing fiduciary assets in Class R2 shares.

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Article III. Expenses Borne by the Fund

Notwithstanding any other provision of this Plan, the Trust, and each Fund and its investment adviser, John Hancock Investment Management Services, LLC (the “Adviser”), shall bear the respective expenses to be borne by them under the Investment Advisory Agreement dated July 1, 2009, as from time to time continued and amended (the “Advisory Agreement”), and under the Fund’s current prospectus as it is from time to time in effect.

Article IV. Approval by Trustees, etc.

This Plan and any related Service Agreements shall not take effect until approved by votes, cast in person at a meeting called for the purpose of voting on this Plan or such Service Agreements, of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of: (a) all of the Trustees of the Trust; and (b) those Trustees of the Trust who are not “interested persons” of the Fund, as such term may be from time to time defined under the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or Service Agreements related to it (the “Independent Trustees”).

Article V. Continuance

This Plan and any related Service Agreements shall continue in effect for so long as such continuance is specifically approved at least annually in advance in the manner provided for the approval of this Plan in Article IV.

Article VI. Information

The Distributor shall furnish the Funds and the Board of Trustees quarterly, or at such other intervals as the Funds shall specify, a written report of payments pursuant to this Plan and the purposes for which such expenditures were made and such other information as the Trustees may request.

Article VII. Termination

This Plan may be terminated with respect to a Fund: (a) at any time by vote of a majority of the Trustees, a majority of the Independent Trustees, or a majority of the Fund’s outstanding voting Class R2 shares; or (b) by the Distributor on 60 days’ notice in writing to the Fund.

Article VIII. Agreements

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a)     That, with respect to a Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the Fund’s then outstanding voting Class R2 shares.

(b)     That such agreement shall terminate automatically in the event of its assignment.

Article IX. Amendments

This Plan may not be amended to increase the maximum amount of the fees payable by the Fund hereunder without the approval of a majority of the outstanding voting Class R2 shares of the Fund. No material amendment to the Plan shall, in any event, be effective unless it is approved in the same manner as is provided for approval of this Plan.

Article X. Limitation of Liability

The name “John Hancock Funds II” is the designation of the Trustees under the Amended and Restated Agreement and Declaration of Trust, dated August 12, 2005 as amended and restated from time to time. The Declaration of Trust has been filed with the Secretary of State of the Commonwealth of Massachusetts. The obligations of the Trust and the Funds are not personally binding upon, nor shall resort be had to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Funds, but only the Funds’ property shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

IN WITNESS WHEREOF, the Trust has executed this Service Plan effective as of the 16th day of December 2011 in Boston, Massachusetts.

JOHN HANCOCK FUNDS II

On behalf of each series of the Trust, as applicable,

By:    /s/ Hugh McHaffie

                                                                                    Hugh McHaffie

            President

JOHN HANCOCK FUNDS, LLC

By:       /s/ Keith Hartstein

[Name] __________________

[Title] ___________________

JOHN HANCOCK FUNDS II

CLASS R2 SHARES

SERVICE PLAN

SCHEDULE A

Class R2 shares of the following series of John Hancock Funds II are subject to this Service Plan, at the annual fee rates specified:

Series	Fee*
All series of the Trust	0.25%

* Expressed as a Percentage of Average Daily Net Assets of Class R2 shares

DATE: December 16, 2011

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